EXHIBIT 99.1

For Immediate Release	Date: May 7, 2024
24-16-TR

Teck to Present at the BofA Securities

2024 Global Metals, Mining and Steel Conference

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) President and Chief Executive Officer Jonathan Price, will be presenting at the BofA Securities 2024 Global Metals, Mining and Steel conference on Tuesday, May 14, 2024 at 11:45 a.m. Eastern/8:45 a.m. Pacific time. The investor presentation will focus on maximizing value for shareholders and include information on company strategy, financial performance, and outlook.

The presentation will be webcast through the following link at: https://bofa.veracast.com/webcasts/bofa/metalsminingsteel2024/idSIOM98.cfm.

Alternatively, the webcast with supporting slides will be available on Teck’s website at: www.teck.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal and zinc, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Ellen Lai

Coordinator, Investor Relations

604.699.4257

ellen.lai@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com